UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

BREITBURN ENERGY PARTNERS L.P.
(Exact name of registrant as specified in its charter)

Delaware	74-3169953
(State of incorporation or organization)	(IRS Employer Identification No.)

515 South Flower Street, Suite 4800
Los Angeles, California 90071
(Address of principal executive offices and zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Rights to Purchase Common Units	The NASDAQ Global Select Stock Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:  N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:  None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

On December 22, 2008, BreitBurn Energy Partners L.P., a Delaware limited partnership (the “Partnership”), entered into a Unit Purchase Rights Agreement, dated as of December 22, 2008 (as the same may be amended from time to time, the “Rights Agreement”), between the Partnership and American Stock Transfer & Trust Company LLC, as Rights Agent.  On December 19, 2008, the Board of Directors of BreitBurn GP, LLC, a Delaware limited liability company and the general partner (the “General Partner”) of the Partnership, declared an issuance and distribution of one unit purchase right (a “Right”) for each unit of limited partner interest in the Partnership (the “Units”).  The issuance and distribution is payable on December 31, 2008 (the “Record Date”) to the holders of Units of record on that date.  Each Right entitles the registered holder to purchase from the Partnership one common unit representing a limited partner interest (the “Common Units”), of the Partnership at a price of $40.00 per Common Unit (the “Purchase Price”), subject to adjustment.  The description and terms of the Rights are set forth in the Rights Agreement.

Until the earlier to occur of (i) the tenth day following a public announcement that (A) a person has acquired beneficial ownership of 20% or more of the outstanding Common Units, or (B) if any person currently owns 20% or more of the outstanding Common Units, at such time as such person thereafter becomes the beneficial owner of any additional Common Units, unless such person became the beneficial owner of such additional Common Units as a result of certain transactions effected by the Partnership (in either case, an “Acquiring Person”), or (ii) the tenth business day (subject to extension) after a person commences, or announces its intention to commence, a tender offer or exchange offer the successful consummation of which would result in any person becoming the beneficial owner of the number of units necessary to be an Acquiring Person (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Unit certificates or uncertificated book entries for the Units (the “Book Entries”) outstanding as of the Record Date, by such Unit certificates (with a copy of a Summary of Rights attached thereto) or such Book Entries, as applicable.  The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Units.  Until the Distribution Date (or earlier redemption or expiration of the Rights), new Unit certificates issued after the Record Date, upon transfer or new issuance of Units will contain a notation incorporating the Rights Agreement by reference.  Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Units, outstanding as of the Record Date, even without such notation or a copy of a Summary of Rights being attached thereto, or the transfer of any Unit outstanding on the Record Date represented by a Book Entry, will also constitute the transfer of the Rights associated with the Units represented by such certificate or Book Entry.

As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Units as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date.  The Rights will expire on December 22, 2011 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Partnership, in each case, as described below.

The Purchase Price payable, and the number of Common Units or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution including, (i) in the event of a unit distribution on, or a subdivision, combination or reclassification of, the Common Units, (ii) upon the grant to holders of the Common Units of certain rights or warrants to subscribe for or purchase Common Units at a price, or securities convertible into Common Units with a conversion price, less than the then current market price of the Common Units or (iii) upon the distribution to holders of the Common Units of evidences of indebtedness or assets (excluding regular periodic cash distributions paid out of earnings or retained earnings or distributions payable in Common Units) or of subscription rights or warrants (other than those referred to above).

If, after a person or a group has become an Acquiring Person, the Partnership is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold or transferred to any other person other than a subsidiary of the Partnership (subject to certain exceptions) (such merger, other business combination, sale or transfer a “Flip-over Event”), proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person, will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, the number of common units or equivalent securities of the acquiring company equal to the product of (x) the number of Common Units for which a Right was exercisable immediately prior to the Flip-over Event and (y)  that number of common units or equivalent securities of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.  If any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of common units or equivalent securities having a market value of two times the exercise price of the Right.

At any time after a person or group has become an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Units, the General Partner may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Unit for each two Common Units for which each Right is then exercisable pursuant to the provisions of the Rights Agreement (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% of such Purchase Price.  No fractional Common Units will be issued and in lieu thereof, an additional Common Unit may be issued, if necessary, as provided by and in accordance with the terms of the Rights Agreement.

At any time prior to the earlier of (i) the day of a public announcement by the Partnership or an Acquiring Person that an Acquiring Person has become such or such earlier date as the General Partner shall become aware of the existence of an Acquiring Person, or (ii) the Final Expiration Date, the Partnership, with the approval of the General Partner, may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (with respect to each holder of Rights, rounded up to the nearest cent for the aggregate Rights held by such holder) (the “Redemption Price”).  The redemption of the Rights may be made effective at such time on such basis and with such conditions as the General Partner in its sole discretion may establish.  Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

As long as the Rights are redeemable, the terms of the Rights generally may be amended by the Partnership without the consent of the holders of the Rights.  However, from and after such time as the Rights are no longer redeemable, no such amendment by the Partnership may materially adversely affect the interests of the holders of the Rights (excluding the interest of any Acquiring Person) or cause the Rights again to become redeemable.  In no circumstances shall the Redemption Price be amended.

Until a Right is exercised, the holder thereof, as such, will have no rights as a unitholder of the Partnership, including the right to vote or to receive distributions.

The description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as Exhibit 4.1 to this Registration Statement on Form 8-A and is incorporated herein by reference.

Item 2. Exhibits.

Exhibit	Description

4.1
Unit Purchase Rights Agreement between the Partnership and American Stock Transfer & Trust Company LLC, as Rights Agent, dated December 22, 2008, which includes the Form of Rights Certificates as Exhibit A and the Summary of Rights to Purchase Common Units as Exhibit B.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

BREITBURN ENERGY PARTNERS L.P.

By:	BreitBurn GP, LLC, its general partner

By:	/s/Gregory C. Brown
Gregory C. Brown
Executive Vice President and General Counsel

Date:December 23, 2008

INDEX TO EXHIBITS

Exhibit	Description

4.1
Unit Purchase Rights Agreement between the Partnership and American Stock Transfer & Trust Company LLC, as Rights Agent, dated December 22, 2008, which includes the Form of Rights Certificates as Exhibit A and the Summary of Rights to Purchase Common Units as Exhibit B.